EXHIBIT 12

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31 (Unaudited)
millions except ratio amounts	2008	2007	2006	2005	2004
Income from continuing operations before income taxes (a)	$5,346	$6,329	$3,737	$3,253	$2,110
Minority interests	23	—	—	—	—
Fixed charges, to the extent they affect current year earnings	1,146	1,328	778	234	418
Undistributed (earnings) losses of equity investees	4	(54)	(21)	—	13
Minority interests in pre-tax income of subsidiaries that have not incurred fixed charges	(23)	—	—	—	—

Total Earnings	6,496	7,603	4,494	3,487	2,541

Interest expense including capitalized interest	876	1,214	730	266	428
Interest expense included in other (income) expense	123	102	—	—	—
Estimated interest portion of rental expenditures (b)	356	316	128	13	10

Total Fixed Charges	$1,355	$1,632	$858	$279	$438

Preferred Stock Dividends	2	5	5	8	8

Combined Fixed Charges and Preferred Stock Dividends	$1,357	$1,637	$863	$287	$446

Ratio of Earnings to Fixed Charges	4.79	4.66	5.24	12.50	5.80

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.79	4.64	5.21	12.15	5.70

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include income before income taxes before considering the effect of fixed charges and undistributed earnings of equity method investees. Fixed charges include amortization of debt issuance costs, interest on debt and the estimated interest component of rentals, whether expensed or capitalized. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.

(a)	Pretax income from continuing operations for the year ended December 31, 2007 includes gain on asset divestitures of $4.66 billion. Gains (losses) on asset divestitures for other periods presented did not have a significant effect on the corresponding ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends.
(b)	Reflects a portion of rental expenditures representative of interest factor, whether such rentals are expensed or capitalized when incurred. For the years ended December 31, 2008, 2007 and 2006, estimated interest component in rentals includes approximately $270 million, $225 million and $80 million, respectively, associated with the Company’s drilling rig leases.